

May 14, 2010

Via U.S. Mail

Robert E. Swanson
Chief Executive Officer
Ridgewood Energy A-1 Fund, LLC
14 Philips Parkway
Montvale, New Jersey 07645

> **Re: Ridgewood Energy A-1 Fund, LLC**
> **Registration Statement on Form 10-12G**
> **Filed February 18, 2010**
> **Response Letter Dated April 6, 2010**
> **File No. 0-53895**

Dear Mr. Swanson:

   We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your responses to prior comments 2, and 4 through 11 from our comment letter dated March 19, 2010, and we hereby reissue each of those comments. Please promptly amend the Form 10 to give effect to those comments as well as to the following comments. In your letter of response, indicate where the responsive disclosure to each of prior comments 2, and 4 through 11 and the following

comments may be found in the marked version of the amended Form 10 you provide.

2.   We note your response to our prior comment 2, but no such revisions were made. Please provide the charts that prior comment 2 requested in the "Business" section of the amended Form 10 and, as applicable, in future filings.

3.   Provide in the amended Form 10 all the information that you included in response to prior comment 4.

4.   With regard to prior comment 8, you need not list all organizations in each individual sketch if the disclosure is clear. For example, you could list all the applicable organizations immediately prior to the sketches and then reference the list.

5.   Insofar as you list 27 funds, it appears likely that the listed individuals would devote on average no more than four or five percent of their professional time to the business of the Fund. In that regard, we note also your response to prior comment 5 regarding the use of "oldest capital first." We refer you to prior comment 9.

6.   With regard to prior comment 10, please provide a discussion covering the past five years, including positions held during that period.

7.   In the revised disclosure you provide in response to prior comment 11, clarify whether the Manager has the ability to delay conversion, notwithstanding the absence of its intention to do so at the present time.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Giugliano at (202) 551-3319, Mark Wojciechowski at (202) 551-3759, or Mark Shannon, Accounting Branch Chief at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Tracey L. McNeil at (202) 551-3392, or in her absence, Timothy S. Levenberg, Special Counsel at (202) 551-3707, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
        Daniel V. Gulino
        Senior Vice President and General Counsel
        (201) 447-0474